Catalyst Pharmaceutical Partners, Inc.
220 Miracle Mile
Suite 234
Coral Gables, Florida 33134
October 18, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549
Attn: Jeffrey Reidler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc. Registration Statement on Form S-1 Commission File No. 333-136039
Dear Mr. Reidler:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Catalyst Pharmaceutical Partners, Inc. (the “Company”) requests that the effectiveness of the above-referenced Registration Statement be accelerated at 2:00 p.m. on Monday, October 23, 2006, or as soon as possible thereafter.
As requested, the Company acknowledges that:
•	should the Commission or the staff declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Patrick J. McEnany
Patrick J. McEnany
President and Chief Executive Officer
Catalyst Pharmaceutical Partners, Inc.